SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

SRKP 16, Inc.

(Name of Issuer)

         Common Stock

(Title of Class of Securities)

    _______________

(CUSIP Number)

Clifford L. Neuman, Esq.

1507 Pine Street

Boulder, Colorado  80302

               (303) 449-2100

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

             January 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.    _________

(1)      Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

         LJUBIMOVA, JULIA

(2)      Check the Appropriate Box if a Member       (a) [  ]
         of a Group*                                                      (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*            IN

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization

         U.S.A.

Number of Shares	(7) Sole Voting Power 3,852,592
Beneficially Owned	(8) Shared Voting Power -0-
by Each Reporting	(9) Sole Dispositive Power 3,852,592
Person With	(10)Shared Dispositive Power -0-

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

              3,852,592 shares

(12)      Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13)      Percent of Class Represented by Amount in Row (11)     26.0%

(14)     Type of Reporting Person*       IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 5 Pages

ITEM 1.      SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of SRKP 16, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5777 West Century Blvd., # 360B, Los Angeles, CA, 90045.

ITEM 2.      IDENTITY AND BACKGROUND

      (a)-(c)  Julia Ljubimova, 5777 West Century Blvd., # 360B, Los Angeles, CA, 90045, is President, Chief Scientific Officer and a Director of the Company.

      (d)-(f)  The natural person referred to above is a United States Citizen.  During the last five years, she has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Effective January 11, 2012, the Company consummated an Agreement and Plan of Reorganization (the "Reorganization") by and between the Company and Arrogene NanoTechnology, Inc., a California corporation (“Arrogene”).  Pursuant to the Reorganization Agreement, all outstanding shares of Arrogene common stock and warrants were automatically exchanged for or converted into shares of common stock and warrants of the Company.  As a result of the transaction, Arrogene became the wholly-owned subsidiary of the Company.

Prior to the consummation of the Reorganization Agreement, Mrs. Ljubimova was the owner of an aggregate of 1,000 shares of common stock and Series A Preferred Stock that converted into an aggregate of 3,851,592 shares of common stock of Arrogene representing 30.4% of the pre-closing issued and outstanding shares of Arrogene.  Upon consummation of the Reorganization Agreement, those shares of Arrogene were exchanged for an aggregate of 3,852,592 shares of common stock of the Company.

ITEM 4.      PURPOSE OF TRANSACTION

Mrs. Ljubimova acquired the securities pursuant to the consummation of the Reorganization Agreement described more fully in Item 3 above.  Concurrently with the consummation of the Reorganization Agreement, Mrs. Ljubimova was elected to serve as a member of the Board of Directors and President and Chief Scientific Officer of the Company.

Consummation of the Reorganization Agreement resulted in a change in control of the Company more fully described in the Company's Current Report on Form 8-K dated January 11, 2012, as filed with the Commission on January 18, 2012, which Current Report on Form 8-K is incorporated by this reference into this Schedule 13D.

The securities of the Company were acquired by Mrs. Ljubimova for investment.  Mrs. Ljubimova reserves the right to acquire additional shares of the Company, either in open market purchases or in private transactions.

As more fully described above, the shares were acquired by Mrs. Ljubimova in the transaction that resulted in a material acquisition by the Company and a change in control of the Company.  As a result, the securities would be deemed to have been acquired for the purpose of influencing control of the Company.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

       (a)      At the close of business on January 11, 2012,  giving effect to the transactions described in Item 3, Mrs. Ljubimova beneficially owned directly 3,852,592 shares of Common Stock.

       Giving effect to the securities held of record by Mrs. Ljubimova, Mrs. Ljubimova would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 3,852,592 shares of common stock.  These securities represent 26.0% of the issued and outstanding shares of common stock of the Company, after giving effect to the reorganization with Arrogene calculated in accordance with Rule 13d-3 under the Exchange Act.

       Giving effect to the reorganization with Arrogene, the Company had issued and outstanding 14,803,610 shares of common stock.

       (b)      Mrs. Ljubimova has the sole dispositive power with respect to all of the shares of Common Stock identified in Item 5(a) above.

       (c)      Mrs. Ljubimova has not acquired any shares of common stock during the past sixty (60) days, except as disclosed in this report.

            Mrs. Ljubimova has not sold any shares of common stock during the past sixty (60) days.

       (d)      Not applicable.

       (e)      Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

                   RESPECT TO THE SECURITIES OF THE ISSUER

       As more fully described in Item 3 above, the securities were acquired by Mrs. Ljubimova in connection with the consummation of the Reorganization Agreement, which resulted in a material acquisition by and a change in control of the Company.

       Concurrently with the closing of the Reorganization Agreement, Mrs. Ljubimova was elected to serve as a member of the Board and President and Chief Scientific Officer of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

       1.        Agreement and Plan of Reorganization dated as of July 18, 2011 (incorporated by reference from the Company's Current Report on Form 8-K as filed with the Commission on October 25, 2011).

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January _26, 2012 (Date)
__/s/ Julia Ljubimova (Signature)